Exhibit 99.1

Luckin Coffee Announces Fourth Quarter and Fiscal Year 2025 Financial Results

Fourth Quarter Net Revenues Increased by 32.9% Year-over-Year to RMB12.8 Billion

Fourth Quarter Average Monthly Transacting Customers Increased by 26.5% Year-over-Year to 98.4 Million

8,708 Net New Store Openings in 2025; Ending the Year with 31,048 Stores

BEIJING, February 26, 2026 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months and fiscal year ended December 31, 2025.

FOURTH QUARTER 2025 HIGHLIGHTS1

●	Total net revenues were RMB12,776.8 million (US$1,823.6 million), representing a 32.9% year-over-year increase.

●	Net new store openings were 1,834, comprising 1,792 stores in China (including Hong Kong), 13 stores in Singapore, 25 stores in Malaysia and 4 stores in the U.S. Total number of stores increased to 31,048 at the fourth quarter end, comprising 20,234 self-operated stores and 10,814 partnership stores, which represented a store unit growth of 6.3% from the total store count as of the end of the third quarter of 2025.

●	Average monthly transacting customers were 98.4 million, representing a 26.5% year-over-year increase.

●	Revenues from self-operated stores were RMB9,546.8 million (US$1,362.6 million), representing a 32.0% year-over-year increase.

●	Same-store sales growth for self-operated stores was 1.2%, improved from negative 3.4% in the same quarter of 2024.

●	Store-level operating profit – self-operated stores was RMB1,429.2 million (US$204.0 million), largely remaining flat year-over-year. Store level operating margin was 15.0%, compared to 19.8% in the same quarter of 2024.

●	Revenues from partnership stores were RMB2,846.7 million (US$406.3 million), representing a 39.2% year-over-year increase.

●

GAAP operating income was RMB821.4 million (US$117.2 million), compared to RMB1,007.8 million in the same quarter of 2024. GAAP operating margin was 6.4%, compared to 10.5% in the same quarter of 2024. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB963.8 million (US$137.6 million), compared to RMB1,104.4 million in the same quarter of 2024. Non-GAAP operating margin was 7.5%, compared to 11.5% in the same quarter of 2024.

1 Please refer to the section “KEY DEFINITIONS” on Page 5 for detailed definitions on certain terms used.

FISCAL YEAR 2025 HIGHLIGHTS

●	Total net revenues were RMB49,288.1 million (US$7,034.8 million), representing a 43.0% year-over-year increase.

●	Net new store openings were 8,708, comprising 8,599 stores in China (including Hong Kong), 30 stores in Singapore, 70 stores in Malaysia and 9 stores in the U.S. Total number of stores increased by 39.0% year-over-year to 31,048, comprising 20,234 self-operated stores and 10,814 partnership stores.

●	Average monthly transacting customers were 94.2 million, representing a 31.1% year-over-year increase.

●	Revenues from self-operated stores were RMB36,242.8 million (US$5,172.9 million), representing a 41.6% year-over-year increase.

●	Same-store sales growth for self-operated stores was 7.5%, significantly improved from negative 16.7% in the fiscal year 2024.

●	Store-level operating profit – self-operated stores was RMB6,436.1 million (US$918.6 million), representing a 32.2% year-over-year increase. Store-level operating margin was 17.8%, compared to 19.0% in the fiscal year 2024.

●	Revenues from partnership stores were RMB11,593.7 million (US$1,654.8 million), representing a 49.7% year-over-year increase.

●	GAAP operating income was RMB5,072.9 million (US$724.1 million), representing a 42.1% year-over-year increase. GAAP operating margin of 10.3%, compared to 10.4% in the fiscal year 2024. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB5,646.1 million (US$805.9 million), representing a 43.5% year-over-year increase. Non-GAAP operating margin was 11.5%, compared to 11.4% in the fiscal year 2024.

Dr. Jinyi Guo, Co-founder and CEO of Luckin Coffee, said, “Our 2025 results reflect the strength of our scale-focused execution, as we achieved robust growth amid shifting market dynamics. We finished the year strong, reaching our 30,000th-store milestone and expanding our cumulative transacting customer base to over 450 million. This expanded scale reinforced our market leadership and further strengthened our ability to capture the structural tailwinds of China’s coffee market, where competitive advantages are increasingly defined by end-to-end operational and systematic capabilities. Looking ahead to 2026, we remain focused on offering high-quality, great-value products that resonate with customers, while continuing to scale our business to drive long-term shareholder value.”

FOURTH QUARTER 2025 FINANCIAL RESULTS

Total net revenues were RMB12,776.8 million (US$1,823.6 million), representing an increase of 32.9% from RMB9,613.3 million in the same quarter of 2024. Net revenues growth was primarily driven by a 32.8% year-over-year increase in GMV, which reached RMB14.8 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

●	Revenues from product sales were RMB9,930.1 million (US$1,417.3 million), representing an increase of 31.2% from RMB7,567.5 million in the same quarter of 2024.

●	Net revenues from freshly brewed drinks increased to RMB9,150.6 million (US$1,306.1 million) from RMB6,924.5 million in the same quarter of 2024. This revenue stream accounted for 71.6% of total net revenues, compared to 72.0% in the same quarter of 2024.

●	Net revenues from other products increased to RMB605.1 million (US$86.4 million) from RMB496.0 million in the same quarter of 2024. This revenue stream accounted for 4.7% of total net revenues, compared to 5.2% in the same quarter of 2024.

●	Net revenues from others increased to RMB174.4 million (US$24.9 million) from RMB147.0 million in the same quarter of 2024. This revenue stream accounted for 1.4% of total net revenues, compared to 1.5% in the same quarter of 2024.

●	Revenues from partnership stores were RMB2,846.7 million (US$406.3 million), representing an increase of 39.2% from RMB2,045.8 million in the same quarter of 2024. This revenue stream accounted for 22.3% of total net revenues, compared to 21.3% in the same quarter of 2024. Revenues from partnership stores included sales of materials of RMB1,744.4 million (US$249.0 million), delivery service fees of RMB506.6 million (US$72.3 million), profit sharing and royalty fee of RMB387.9 million (US$55.4 million), sales of equipment of RMB187.7 million (US$26.8 million), and franchise and other service fees of RMB20.0 million (US$2.9 million).

Total operating expenses were RMB11,955.4 million (US$1,706.4 million), representing an increase of 38.9% from RMB8,605.5 million in the same quarter of 2024. The increase primarily resulted from the Company’s business expansion. Operating expenses as a percentage of net revenues was 93.6%, compared to 89.5% in the same quarter of 2024. The ratio change was primarily attributable to rising delivery expenses as a percentage of total net revenues due to the increase in fourth-quarter delivery orders.

●	Cost of materials were RMB5,107.8 million (US$729.0 million), representing an increase of 33.2% from RMB3,834.4 million in the same quarter of 2024. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores.

●	Store rental and other operating costs were RMB3,150.6 million (US$449.7 million), representing an increase of 32.8% from RMB2,372.3 million in the same quarter of 2024. The increase mainly resulted from the increased number of stores and items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

●	Depreciation and amortization expenses were RMB434.3 million (US$62.0 million), representing an increase of 30.9% from RMB331.8 million in the same quarter of 2024. The increase was mainly due to increases in (i) amortization of leasehold improvements for the stores and (ii) depreciation expenses of additional equipment put into use in new stores.

●	Delivery expenses were RMB1,630.9 million (US$232.8 million), representing an increase of 94.5% from RMB838.7 million in the same quarter of 2024. The significant increase was mainly driven by the rise in delivery volumes from the third-party food delivery platforms.

●	Sales and marketing expenses were RMB755.6 million (US$107.8 million), representing an increase of 31.9% from RMB572.9 million in the same quarter of 2024. The increase was mainly driven by increases in (i) commissions to the third-party food delivery and live streaming platforms, (ii) advertising and other promotion expenses and (iii) payroll costs for sales and marketing staff. Sales and marketing expenses as a percentage of total net revenues was 5.9%, similar to 6.0% in the same quarter of 2024.

●	General and administrative expenses were RMB846.2 million (US$120.8 million), representing an increase of 32.7% from RMB637.6 million in the same quarter of 2024. The increase was mainly driven by increases in (i) payroll costs for general and administrative staff, (ii) share-based compensation for management and employees, (iii) office expenses, and (iv) research and development expenses. General and administrative expenses as a percentage of total net revenues was 6.6%, flat compared to 6.6% in the same quarter of 2024.

●	Store preopening and other expenses were RMB25.7 million (US$3.7 million), representing an increase of 88.9% from RMB13.6 million in the same quarter of 2024, mainly due to more stores preparing to be opened compared to the same quarter of 2024. Store preopening and other expenses as a percentage of total net revenues was 0.2%, compared to 0.1% of total net revenues in the same quarter of 2024.

●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB1.4 million (US$0.2 million), compared to RMB4.2 million in the same quarter of 2024.

●	Store-level operating margin – self-operated stores was 15.0%, compared to 19.8% in the same quarter of 2024.

GAAP operating income was RMB821.4 million (US$117.2 million), compared to RMB1,007.8 million in the same quarter of 2024. GAAP operating margin was 6.4%, compared to 10.5% in the same quarter of 2024. Non-GAAP operating income was RMB963.8 million (US$137.6 million), compared to RMB1,104.4 million in the same quarter of 2024. Non-GAAP operating margin was 7.5%, compared to 11.5% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB330.3 million (US$47.1 million), compared to RMB147.7 million in the same quarter of 2024. The increase was mainly due to the continued profit and the accrual of withholding tax of undistributed earnings for certain entities in mainland China with cumulative profits.

Net income was RMB518.2 million (US$74.0 million), compared to RMB850.7 million in the same quarter of 2024. Net margin was 4.1%, compared to 8.8% in the same quarter of 2024. Non-GAAP net income was RMB698.6 million (US$99.7 million), compared to RMB937.5 million in the same quarter of 2024. Non-GAAP net margin was 5.5%, compared to 9.8% in the same quarter of 2024.

Basic and diluted net income per ADS was RMB1.60 (US$0.24) and RMB1.60 (US$0.24), respectively, compared to RMB2.64 and RMB2.64 in the same quarter of 2024, respectively.

Non-GAAP basic and diluted net income per ADS was RMB2.16 (US$0.32) and RMB2.16 (US$0.32), respectively, compared to RMB2.96 and RMB2.96 in the same quarter of 2024, respectively.

Net cash provided by operating activities was RMB564.8 million (US$80.6 million), compared to RMB1,628.4 million in the same quarter of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB8,964.4 million (US$1,279.5 million) as of December 31, 2025, compared to RMB5,934.2 million as of December 31, 2024.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2024	2024	2024	2025	2025	2025	2025
Total stores	19,961	21,343	22,340	24,097	26,206	29,214	31,048
Self-operated stores	13,056	13,936	14,591	15,598	16,968	18,882	20,234
Partnership stores	6,905	7,407	7,749	8,499	9,238	10,332	10,814
Same-store sales growth for self-operated stores	(20.9)%	(13.1)%	(3.4)%	8.1%	13.4%	14.4%	1.2%
Average monthly transacting customers (in thousands)	69,689	79,846	77,766	74,272	91,697	112,295	98,351

KEY DEFINITIONS

●	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce, offline sales and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

●	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

●	Store-level operating profit margin – self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

●	Total number of stores. The number of stores open at the end of the period.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

●	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants settlement, and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income. Comparative figures were also adjusted accordingly.

●	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants settlement, and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income attributable to the Company’s ordinary shareholders. Comparative figures were also adjusted accordingly.

●	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants settlement, and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses, non-recurring item of provision for equity litigants settlement, and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.0063 to US$1.00, the exchange rate on December 26, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Thursday, February 26, 2026, at 8:00 am Eastern Time (or Thursday, February 26, 2026, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

USA/Canada Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	5658008

The replay will be accessible through March 5, 2026, by dialing the following numbers:

USA/Canada Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Access Code:	7510605

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	December 31, 2025 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,362,309	2,294,112	327,436
Restricted cash	3,781	5,362	765
Term deposit- current	1,127,541	3,328,423	475,061
Short-term investment, net	250,000	2,579,000	368,097
Accounts receivable, net	111,251	156,330	22,313
Receivables from online payment platforms	438,458	580,557	82,862
Inventories, net	2,500,205	2,966,506	423,406
Prepaid expenses and other current assets, net	1,938,054	2,520,657	359,770
Total current assets	10,731,599	14,430,947	2,059,710

Non-current assets:
Property and equipment, net	5,065,903	6,289,986	897,761
Restricted cash	40,595	57,459	8,201
Term deposit - non-current	150,000	700,000	99,910
Other non-current assets, net	929,165	968,836	138,281
Deferred tax assets, net	271,601	217,036	30,977
Operating lease, right-of-use assets	5,937,063	7,637,320	1,090,065
Total non-current assets	12,394,327	15,870,637	2,265,195
TOTAL ASSETS	23,125,926	30,301,584	4,324,905

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	300,000	-	-
Accounts payable	738,677	1,103,767	157,539
Accrued expenses and other liabilities	3,034,205	4,148,323	592,085
Deferred revenues	153,248	156,290	22,307
Payable for equity litigants settlement	119,560	149,887	21,393
Operating lease liabilities	2,343,387	2,948,353	420,815
Total current liabilities	6,689,077	8,506,620	1,214,139

Non-current liabilities:
Long-term bank borrowings	33,600	-	-
Deferred tax liabilities	-	339,797	48,499
Operating lease liabilities	3,330,529	4,315,808	615,990
Total non-current liabilities	3,364,129	4,655,605	664,489
Total liabilities	10,053,206	13,162,225	1,878,628

Commitments and contingencies

Mezzanine equity
Convertible senior preferred shares	1,514,660	1,514,660	216,185

Shareholders’ equity:
Class A Ordinary shares	24	24	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,705,240	17,278,391	2,466,122
Statutory reserves	368,046	453,625	64,745
Accumulated deficits	(5,953,788)	(2,438,985)	(348,113)
Accumulated other comprehensive income	438,536	331,642	47,335
Total Company’s ordinary shareholders’ equity	11,558,060	15,624,699	2,230,092
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	23,125,926	30,301,584	4,324,905

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	7,567,491	9,930,121	1,417,313	26,729,523	37,694,405	5,380,073
Revenues from partnership stores	2,045,786	2,846,712	406,307	7,745,291	11,593,690	1,654,752
Total net revenues	9,613,277	12,776,833	1,823,620	34,474,814	49,288,095	7,034,825

Cost of materials	(3,834,449)	(5,107,775)	(729,026)	(14,083,291)	(18,783,453)	(2,680,938)
Store rental and other operating costs	(2,372,304)	(3,150,644)	(449,687)	(8,540,683)	(11,241,945)	(1,604,548)
Depreciation and amortization expenses	(331,822)	(434,309)	(61,988)	(1,190,037)	(1,557,383)	(222,283)
Delivery expenses	(838,663)	(1,630,855)	(232,770)	(2,821,069)	(6,878,734)	(981,793)
Sales and marketing expenses	(572,893)	(755,552)	(107,839)	(1,920,305)	(2,595,705)	(370,482)
General and administrative expenses	(637,570)	(846,198)	(120,777)	(2,420,462)	(3,057,020)	(436,324)
Store preopening and other expenses	(13,580)	(25,656)	(3,662)	(69,556)	(85,412)	(12,191)
Impairment loss of long-lived assets	-	(2,986)	(426)	(8,925)	(8,495)	(1,212)
Losses and expenses related to Fabricated Transactions and Restructuring	(4,238)	(1,417)	(202)	149,583	(7,013)	(1,001)
Total operating expenses	(8,605,519)	(11,955,392)	(1,706,377)	(30,904,745)	(44,215,160)	(6,310,772)
Operating income	1,007,758	821,441	117,243	3,570,069	5,072,935	724,053

Interest and investment income	34,457	55,304	7,893	89,195	188,630	26,923
Interest and financing expenses	(1,917)	-	-	(3,924)	(125)	(18)
Foreign exchange loss, net	(52,121)	(13,950)	(1,991)	(13,239)	(26,747)	(3,818)
Other income, net	10,205	20,984	2,995	84,161	80,808	11,534
Provision for equity litigants	-	(35,326)	(5,042)	-	(35,326)	(5,042)
Net income before income taxes	998,382	848,453	121,098	3,726,262	5,280,175	753,632
Income tax expense	(147,691)	(330,263)	(47,138)	(770,553)	(1,679,793)	(239,755)
Net income	850,691	518,190	73,960	2,955,709	3,600,382	513,877
Net income attributable to the Company’s ordinary shareholders	850,691	518,190	73,960	2,955,709	3,600,382	513,877

Net income per share:
Basic	0.33	0.20	0.03	1.16	1.40	0.20
Diluted	0.33	0.20	0.03	1.16	1.40	0.20
Net income per ADS:
Basic*	2.64	1.60	0.24	9.28	11.20	1.60
Diluted*	2.64	1.60	0.24	9.28	11.20	1.60
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,547,212,673	2,566,563,641	2,566,563,641	2,545,968,813	2,565,138,656	2,565,138,656
Diluted	2,549,183,737	2,567,418,849	2,567,418,849	2,548,002,050	2,568,173,041	2,568,173,041

Net income	850,691	518,190	73,960	2,955,709	3,600,382	513,877
Other comprehensive income /(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	103,435	(52,155)	(7,444)	41,592	(106,894)	(15,257)
Total comprehensive income	954,126	466,035	66,516	2,997,301	3,493,488	498,620
Total comprehensive income attributable to ordinary shareholders	954,126	466,035	66,516	2,997,301	3,493,488	498,620

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

CHANGES IN INVENTORY ACCOUNTING

Effective from July 1, 2025, the Company elected to change its method of accounting for certain of its inventories, primarily coffee beans produced in its roasting factories, from the weighted average method to the specific identification method, specifically, the by-batch method. The Company believes the by-batch method of accounting for coffee bean inventory in its roasting factories is preferable because this method: (i) better aligns the accounting records with the physical flow of inventories; (ii) better reflects the current cost of assets; and (iii) better represents how the management assesses the performances of different business units and better supports them to make strategic decisions. The effects of the change in accounting method have been retrospectively applied to all periods presented in all sections of this press release on Form 6-K.

The following financial statement line items within the accompanying unaudited interim 2024 and 2025 quarterly condensed consolidated financial statements were adjusted as follows, with all amounts presented in thousands of RMB, except for per share data:

	For the three months ended December 31, 2025			For the three months ended December 31, 2024
	As Calculated (Weighted average method)	As Reported (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(5,075,735)	(5,107,775)	(32,040)	(3,847,193)	(3,834,449)	12,744
Total operating expenses	(11,923,352)	(11,955,392)	(32,040)	(8,618,263)	(8,605,519)	12,744
Operating income	853,481	821,441	(32,040)	995,014	1,007,758	12,744
Net income before income taxes	880,493	848,453	(32,040)	985,638	998,382	12,744
Income tax expense	(338,273)	(330,263)	8,010	(144,505)	(147,691)	(3,186)
Net income	542,220	518,190	(24,030)	841,133	850,691	9,558
Net income attributable to the Company’s ordinary shareholders	542,220	518,190	(24,030)	841,133	850,691	9,558
Net income per share:
Basic	0.21	0.20	(0.01)	0.33	0.33	0.00
Diluted	0.21	0.20	(0.01)	0.33	0.33	0.00
Net income per ADS:
Basic	1.68	1.60	(0.08)	2.64	2.64	0.00
Diluted	1.68	1.60	(0.08)	2.64	2.64	0.00

Net income	542,220	518,190	(24,030)	841,133	850,691	9,558
Total comprehensive income	490,065	466,035	(24,030)	944,568	954,126	9,558
Total comprehensive income attributable to the Company’s ordinary shareholders	490,065	466,035	(24,030)	944,568	954,126	9,558

	For the year ended December 31, 2025			For the year ended December 31, 2024
	As Calculated (Weighted average method)	As Reported (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(18,777,806)	(18,783,453)	(5,647)	(14,115,299)	(14,083,291)	32,008
Total operating expenses	(44,209,513)	(44,215,160)	(5,647)	(30,936,753)	(30,904,745)	32,008
Operating income	5,078,582	5,072,935	(5,647)	3,538,061	3,570,069	32,008
Net income before income taxes	5,285,822	5,280,175	(5,647)	3,694,254	3,726,262	32,008
Income tax expense	(1,681,205)	(1,679,793)	1,412	(762,551)	(770,553)	(8,002)
Net income	3,604,617	3,600,382	(4,235)	2,931,703	2,955,709	24,006
Net income attributable to the Company’s ordinary shareholders	3,604,617	3,600,382	(4,235)	2,931,703	2,955,709	24,006
Net income per share:
Basic	1.41	1.40	(0.01)	1.15	1.16	0.01
Diluted	1.40	1.40	0.00	1.15	1.16	0.01
Net income per ADS:
Basic	11.28	11.20	(0.08)	9.20	9.28	0.08
Diluted	11.20	11.20	0.00	9.20	9.28	0.08

Net income	3,604,617	3,600,382	(4,235)	2,931,703	2,955,709	24,006
Total comprehensive income	3,497,723	3,493,488	(4,235)	2,973,295	2,997,301	24,006
Total comprehensive income attributable to the Company’s ordinary shareholders	3,497,723	3,493,488	(4,235)	2,973,295	2,997,301	24,006

	As of December 31, 2025			As of December 31, 2024
	As Calculated (Weighted average method)	As Reported (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Inventories, net	2,945,339	2,966,506	21,167	2,473,393	2,500,205	26,812
Total current assets	14,409,780	14,430,947	21,167	10,704,787	10,731,599	26,812
Total Assets	30,280,417	30,301,584	21,167	23,099,114	23,125,926	26,812
Accrued expenses and other liabilities	4,143,031	4,148,323	5,292	3,027,503	3,034,205	6,702
Total current liabilities	8,501,328	8,506,620	5,292	6,682,375	6,689,077	6,702
Total liabilities	13,156,933	13,162,225	5,292	10,046,504	10,053,206	6,702
Statutory reserves	451,506	453,625	2,119	365,927	368,046	2,119
Accumulated deficits	(2,452,741)	(2,438,985)	13,756	(5,971,779)	(5,953,788)	17,991
Total Company’s ordinary shareholders’ equity	15,608,824	15,624,699	15,875	11,537,950	11,558,060	20,110
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	30,280,417	30,301,584	21,167	23,099,114	23,125,926	26,812

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,628,375	564,782	80,611	4,229,272	6,091,062	869,371
Net cash used in investing activities	(1,112,363)	(447,084)	(63,812)	(3,209,806)	(7,786,503)	(1,111,358)
Net cash provided by/(used in) financing activities	33,600	-	-	333,600	(333,600)	(47,615)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	9,281	(7,016)	(1,001)	14,976	(20,711)	(2,956)
Net increase/(decrease) in cash and cash equivalents and restricted cash	558,893	110,682	15,798	1,368,042	(2,049,752)	(292,558)
Cash and cash equivalents and restricted cash at beginning of period	3,847,792	2,246,251	320,604	3,038,643	4,406,685	628,960
Cash and cash equivalents and restricted cash at end of period	4,406,685	2,356,933	336,402	4,406,685	2,356,933	336,402

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	1,007,758	821,441	117,243	3,570,069	5,072,935	724,053
Adjusted for:
Share-based compensation expenses	96,658	142,388	20,323	364,846	573,148	81,805
Non-GAAP operating income	1,104,416	963,829	137,566	3,934,915	5,646,083	805,858

B. Non-GAAP net income
Net income	850,691	518,190	73,960	2,955,709	3,600,382	513,877
Adjusted for:
Share-based compensation expenses	96,658	142,388	20,323	364,846	573,148	81,805
Provision for equity litigants	-	35,326	5,042	-	35,326	5,042
Income tax effects of GAAP to non-GAAP reconciling items	(9,842)	2,663	380	(9,842)	(12,562)	(1,793)
Non-GAAP net income	937,507	698,567	99,705	3,310,713	4,196,294	598,931
Non-GAAP net income attributable to the Company’s ordinary shareholders	937,507	698,567	99,705	3,310,713	4,196,294	598,931

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,547,212,673	2,566,563,641	2,566,563,641	2,545,968,813	2,565,138,656	2,565,138,656
Diluted	2,549,183,737	2,567,418,849	2,567,418,849	2,548,002,050	2,568,173,041	2,568,173,041

Non-GAAP net income per share:
Basic	0.37	0.27	0.04	1.3	1.64	0.23
Diluted	0.37	0.27	0.04	1.3	1.63	0.23

Non-GAAP net income per ADS:
Basic*	2.96	2.16	0.32	10.40	13.12	1.84
Diluted*	2.96	2.16	0.32	10.40	13.04	1.84

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.